

MANHATTAN MINERALS CORP.
NEWS RELEASE

January 14, 2005

Toronto Stock Exchange
Trading Symbol: MAN

Manhattan Minerals Announces Appointment of Chief Financial Officer

Manhattan Minerals Corp. (TSX-MAN) is pleased to announce the appointment of
L. James Porter as its Chief Financial Officer.

Mr. Porter, a Chartered Financial Analyst, Canadian Chartered Accountant and US
Certified Public Accountant has extensive experience in corporate affairs and fund-
raising, with over 9 years experience with the management, financing and administration
of US and Canadian publicly listed companies.   Previously to that Mr. Porter served for
over 7 years with a major international accounting firm where he was a Senior Manager.

Mr. Porter will have primary responsibility over the financial and continuous disclosure
functions of the Company and mineral project evaluations.

For additional information, please contact:

Peter J. Guest   604-669-3397
President, and CEO   www.manhattan-min.com

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ACCURACY OF THIS NEWS RELEASE.